SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-15 Press Release Issued on May 31, 2005

     On May 31, 2005, Telvent GIT, S.A. issued a press release announcing its financial results for the first quarter of 2005. A copy of this press release is furnished as Exhibit 15 hereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez

Name: Manuel Sánchez
Title: Chief Executive Officer

Date: May 31, 2005

Exhibit Index

The following exhibit has been furnished as part of this Form 6-K:

Exhibit	Description
15	Press release issued on May 31, 2005